SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               --------------

                               SCHEDULE TO/A

                               (Rule 14d-100)

    Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                    the Securities Exchange Act of 1934
                             (Amendment No. 2)


                            CHEAP TICKETS, INC.
                     (Name of Subject Company (issuer))


                    Diamondhead Acquisition Corporation
                            Cendant Corporation
                    (Names of Filing Persons (Offerors))

                               --------------

                  Common Stock, par value $0.001 per Share
                     (Titles of Classes of Securities)

                               --------------

                                   151310
                   (CUSIP Number of Class of Securities)

                           James E. Buckman, Esq.
                     Vice Chairman and General Counsel
                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
          (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of
                             the filing person)

                                 Copies to:


          Kenton J. King, Esq.                                            Eric J. Bock
Skadden, Arps, Slate, Meagher & Flom LLP               Senior Vice President, Law and Corporate Secretary
     525 University Ave., Suite 1100                                  Cendant Corporation
       Palo Alto, California 94301                                     9 West 57th Street
             (650) 470-4500                                         New York, New York 10019
                                                                         (212) 413-1800


                         CALCULATION OF FILING FEE

-----------------------------------------------------------------------------

          Transaction Valuation*                     Amount of Filing Fee**
              $406,241,791                                 $81,249


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 23,299,413 shares of common stock of Cheap Tickets, Inc. at the tender offer price of $16.50 per share of common stock. The transaction value also includes the offer price of $16.50 less $11.16, which is the average exercise price of outstanding options, multiplied by 2,652,698, the estimated number of options outstanding. The transaction value further includes the offer price of $16.50 less $11.805, which is the exercise price of outstanding warrants, multiplied by 1,626,426, the number of warrants outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


        Amount Previously Paid:        $81,249        Filing Parties:  Diamondhead Acquisition Corporation and
                                                                       Cendant Corporation
        Form or Registration No.       SC TO-T        Date Filed:      August 24, 2001


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

[-]
-----------------------------------------------------------------------------



         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 24, 2001 by Diamondhead Acquisition Corporation (the "Purchaser"), a Delaware corporation, and Cendant Corporation ("Parent"), a Delaware corporation, relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Cheap Tickets, Inc., a Delaware corporation (the "Company"), at $16.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

         "On September 4, 2001, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of Cheap Tickets, Inc., has expired. A copy of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference."

Item 12.  Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibit: "(a)(1)(K) Press Release issued by Parent, dated September 4, 2001."



                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DIAMONDHEAD ACQUISITION CORPORATION


                                         By:      /s/ Eric J. Bock
                                                  --------------------------
                                         Name:    Eric J. Bock
                                         Title:   Senior Vice President and
                                                  Secretary

Dated:  September 4, 2001.



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         CENDANT CORPORATION


                                         By:     /s/ Eric J. Bock
                                                 -----------------------------
                                         Name:   Eric J. Bock
                                         Title:  Senior Vice President, Law and
                                                 Corporate Secretary

Dated:  September 4, 2001.




                CENDANT CORPORATION ANNOUNCES EXPIRATION OF
                      HART-SCOTT-RODINO WAITING PERIOD
              INVOLVING ITS ACQUISITION OF CHEAP TICKETS, INC.

New York, NY 09-04-2001 -- Cendant Corporation (NYSE: CD) today announced that the Hart-Scott-Rodino waiting period relating to its proposed acquisition of Cheap Tickets, Inc. (Nasdaq: CTIX) has expired. As previously announced, Cendant's tender offer for Cheap Tickets currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, September 21, 2001.

About Cendant Corporation. Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 57,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.

More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

About Cheap Tickets, Inc. Cheap Tickets is a leading seller of discount leisure travel products, with the majority of sales derived from non-published and published airline tickets both on-line and off-line. Cheap Tickets is one of the leading on-line travel agencies, with over 3 million unique visitors per month. On average, Cheap Tickets sells one ticket every 10.5 seconds. For 2001, Cheap Tickets expects its annual gross travel bookings to exceed $800 million, and to generate in excess of 8 million Global Distribution System (GDS) segments through 2.6 million transactions. The company was founded in 1986 as a traditional travel agency, and since launching its Web site in October 1997, Cheap Tickets has been successful in deriving approximately 40 percent of its gross travel bookings from its Internet channel.

Statements in this release which are not historical facts or information constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Cendant and Cheap Tickets caution that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-K/A for the year ended December 31, 2000, Form 10-Q for the quarter ended March 31, 2001 and subsequently filed periodic reports, and in Cheap Tickets' Form 10-K for the fiscal year ended December 31, 2000, Form 10-Q for the fiscal quarter ended March 31, 2001 and subsequently filed periodic reports, if any. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Cheap Tickets. The tender offer is being made pursuant to a tender offer statement and related materials.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, because they contain important information. The tender offer statement will be filed by Cendant with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Cheap Tickets with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Cendant and Cheap Tickets at the SEC's Web site at www.sec.gov The tender offer statement and related materials may be obtained for free by directing such requests to Georgeson Shareholder Communication Inc., 17 State Street, 10th Floor, New York, New York 10004, or by calling toll free (800) 223-2064.

                  Cendant Media Contact:
                  Elliot Bloom
                  212-413-1832

                  Cheap Tickets Media Contact:
                  Dawn Soper Lyon
                  808-945-7439 ext. 7347


                  Cendant Investor Contacts:
                  Denise Gillen
                  212-413-1833

                  Sam Levenson
                  212-413-1834

                  Cheap Tickets Investor Contact:
                  MKR Group for Cheap Tickets
                  Todd Kehrli
                  310-314-3800